Exhibit A

Ceragon Announces Follow-On Orders from Multiple Tier-1 Operators in India for Wireless Transport Solutions, Totaling Over $35 Million

Ceragon to support multiple network expansion projects to improve nationwidecoverage and prepare operator networks for 5G

Little Falls, New Jersey, July 15 2021 - Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless transport, announced today that it has received follow-on orders from multiple Tier 1 mobile operators in India, totaling over $35M in Q2 alone. Ceragon will be empowering these operators to further expand their digital footprint in India, maintain their market leadership, as well as prepare for the 5G rollout expected in 2022.

Doron Arazi, CEO Ceragon Networks, commented: “With 5G auctions planned for the first half of 2022, mobile operators in India are taking swift action and preparing their networks to be 5G-ready. Ceragon is excited to be an integral part of India’s 5G evolution. While 5G field trials are only just beginning in India, Ceragon has already accumulated vast experience in both planning and deploying successful, large-scale 5G backhaul networks worldwide and is thrilled to share this experience with its partner operators in India. In fact, Ceragon has been selected to participate in field trials in India that aim to connect 5G sites using Ceragon’s ultra-high mmW frequency technology, which is considered ideal for high-speed 5G services.”

These operators’ large network expansion projects were prompted by several triggers. The first trigger is the spectrum auction that took place in India in March of this year, where operators were allocated additional spectrum. The second trigger is the Covid-19 pandemic which has imposed ‘work-from-home’ and ‘study-from-home’ practices that instigated an immense surge in capacity demands – nationwide. These operators selected Ceragon’s compact all-outdoor dual-carrier microwave radios to quickly leverage their newly acquired spectrum to expand their reach and deliver high capacity, reliable broadband connectivity to dense urban ‘metro cities’, as well as isolated, underdeveloped rural and sub-rural areas – bridging the digital divide in the country.

The third and final trigger is the need for India operators to prepare their network infrastructure to support 5G deployments expected to launch in the first half of 2022. The operators are leveraging Ceragon’s flexible and scalable wireless transport solutions to not only strengthen their 4G capabilities, but to ensure their wireless backhaul networks are 5G-ready so that once 5G spectrum is made available, they can hit the ground running and be the first to deliver superior 5G customer experiences and services .

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 400 service providers, as well as more than 800 private network owners, in more than 150 countries. For more information please visit: www.ceragon.com

Safe Harbor

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such statements involve risks and uncertainties that may cause future results to differ materially from those anticipated. These risks and uncertainties include, but are not limited to, the effects of general economic conditions, the effect of the COVID-19 crisis on the global markets and on the markets in which we operate, including the risk of a continued disruption to our and our customers’, providers’, business partners and contractors’ business and operations such as the restrictions on operations, increase in shipment costs and timelines, an adverse effect on our and our customers’ financial performance, cash flow, revenue and financial results, available cash and financing, and our ability to bill and collect amounts due from our customers as a result therefrom; the risk of components shortage due to the global shortage in semiconductors and chipsets, which could cause delays in deliveries of our products and delays in the deployment of wireless communication networks by our customers, slowdowns, components price increase that may erode our margins and other adverse effects on our industry; the risks relating to the concentration of a significant portion of Ceragon’s expected business in certain countries and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues; risks associated with any failure to meet our product development timetable; the risk that the rollout of 5G services could take longer or be performed differently than anticipated and such other risks, uncertainties and other factors that could affect our results, as further detailed in Ceragon’s most recent Annual Report on Form 20-F and in Ceragon’s other filings with the Securities and Exchange Commission.

Such forward-looking statements, including the risks, uncertainties and other factors that could affect our results, represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or results and there can be no assurance that it will prove to be accurate. Ceragon may elect to update these forward-looking statements at some point in the future but the company specifically disclaims any obligation to do so except as may be required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Ceragon Investor & Media Contact:
Maya Lustig
Ceragon Networks
Tel. +972-54-677-8100
mayal@ceragon.com